Exhibit 99.1

Uranium Royalty Corp. Provides Quarterly Update

DESIGNATED NEWS RELEASE

Vancouver, British Columbia, Canada, November 7, 2022 – Uranium Royalty Corp. (NASDAQ: UROY, TSX-V:URC) (“URC” or the “Company”) is pleased to provide the following update for its fiscal second quarter ended October 31, 2022.

As at October 31, 2022, the Company had approximately C$142 million in cash, marketable securities and physical uranium holdings.

The Company’s physical uranium holdings at October 31, 2022 were 1,548,068 pounds U3O8, which were acquired by URC at a weighted average cost of US$42.31 per pound. Based on the daily spot price published by TradeTech LLC on October 31, 2022 of US$52.25, the value of such holdings was US$81 million (C$110 million) as at October 31, 2022, representing an increase of 33% since the acquisition dates.

During the three months ended October 31, 2022, the Company distributed 960,571 common shares pursuant to its previously announced at-the-market equity program through the facilities of the TSX-V and NASDAQ for gross proceeds of approximately C$3.6 million.

The Company plans to file its unaudited financial statements and related management’s discussion and analysis for the three and six months ended October 31, 2022 on or about December 14, 2022.

About Uranium Royalty Corp.

Uranium Royalty Corp. (URC) is the world’s only uranium-focused royalty and streaming company and the only pure-play uranium listed company on the NASDAQ. URC provides investors with uranium commodity price exposure through strategic acquisitions in uranium interests, including royalties, streams, debt and equity in uranium companies, as well as through holdings of physical uranium. The Company is well positioned as a capital provider to an industry needing massive investments in global productive capacity to meet the growing need for uranium as fuel for carbon-free nuclear energy. URC has deep industry knowledge and expertise to identify and evaluate investment opportunities in the uranium industry. The Company’s management and the Board include individuals with decades of combined experience in the uranium and nuclear energy sectors, including specific expertise in mine finance, project identification and evaluation, mine development and uranium sales and trading.

Contact:	Corporate Office:

Scott Melbye – Chief Executive Officer	1030 West Georgia Street, Suite 1830,
Email: smelbye@uraniumroyalty.com	Vancouver, BC, V6E 2Y3
Phone: 604.396.8222
Investor Relations:

Toll Free: 1.855.396.8222
Email: info@uraniumroyalty.com
Website: www.UraniumRoyalty.com

Neither the TSX-V nor its Regulation Services Provider (as that term is defined in policies of the TSX-V) accepts responsibility for the adequacy or accuracy of this release.